UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Token Cat Limited

(Exact name of registrant as specified in its charter)

9F, Ruihai Building, No. 21 Yangfangdian Road

Haidian District

Beijing, 100038

The People’s Republic of China

(+86-10) 6399-8902

(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Closing of a Private Placement Transaction

As previously disclosed in the Form 6-K dated March 3, 2025, Token Cat Limited (the “Company”) entered into certain securities purchase agreement (the “SPA”) with certain “non-U.S. Persons” (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to which the Company agreed to sell up to an aggregate of 7,357,500,000 Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”), at a price of $0.0031317 per Share, for an aggregate purchase price of approximately $23 million (the “Offering”). The Company plans to use the proceeds from the Offering for the launch of a new multi-channel platform of operations and for working capital and general corporate purposes.

Upon satisfying all closing conditions, the Offering was consummated on June 27, 2025. The Company issued an aggregate of 7,357,500,000 Class A Ordinary Shares to the Purchasers. The form of the SPA was furnished as Exhibit 99.1 to the Form 6-K dated February 28, 2025.

Following the closing of the Offering, the Company has an aggregate of 8,120,221,103 ordinary shares issued and outstanding as of the date of this report (consisting of 8,064,960,523 Class A Ordinary Shares and 55,260,580 Class B ordinary shares of the Company).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 3, 2025

Token Cat Limited

By:	/s/ Guangsheng Liu
Name:	Guangsheng Liu
Title:	Co Chief Executive Officer

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